J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Jefferies LLC
520 Madison Avenue
New York, New York 10022
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Robert W. Baird & Co. Incorporated
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202
VIA EDGAR
September 9, 2025
Securities and Exchange Commission (the “SEC”)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Rock Coffee Bar, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 18, 2025, as amended
File No. 333-289685
Ladies and Gentlemen:
As representatives of the several underwriters of the Company’s proposed initial public offering of its Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 pm (ET) on September 11, 2025, or as soon thereafter as is practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone to the staff of the SEC.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated September 2, 2025 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned advise that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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Very truly yours,
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Enright

Name:	Robert Enright

Title:	Executive Director

JEFFERIES LLC

By:	/s/ Michael Bauer

Name:	Michael Bauer

Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Josh Kamboj

Name:	Josh Kamboj

Title:	Executive Director

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Christopher Walter

Name:	Christopher Walter

Title:	Managing Director, Co-Head of Equity Capital Markets
[Signature Page to Acceleration Request by Underwriters]